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                             September 18, 2023

       Carter Glatt
       Chief Executive Officer
       Dune Acquisition Corporation
       700 S. Rosemary Avenue, Suite 204
       West Palm Beach, FL 33401

                                                        Re: Dune Acquisition
Corporation
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed August 29,
2023
                                                            File No. 001-39819

       Dear Carter Glatt:

              We have reviewed your amended proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2023 letter.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed August 29, 2023

       Risk Factors
       Risks Related to Global Hydrogen
       Our business model has yet to be tested . . ., page 26

   1. We note your response to previous comment 2 that "[p]otential projects are added to the development pipeline
only after Global Hydrogen has met with the customer, discussed the scope of the
project, and discussed the project   s feasibility, preliminary sizing and
                                                        design." Please include
this information in the proxy statement when discussing your development pipeline.
 Carter Glatt
FirstName  LastNameCarter  Glatt
Dune Acquisition  Corporation
Comapany 18,
September  NameDune
               2023 Acquisition Corporation
September
Page 2     18, 2023 Page 2
FirstName LastName
The fairness opinion obtained by the Dune Board from its financial advisor will not be updated .
.. ., page 64

2. We note your revised disclosure that "[t]he Dune Board determined it was not required under state corporate law to secure, and does not intend to secure, a new or updated fairness opinion from Newbridge or any other third-party." Please amend your disclosure to also include a discussion of how and why the decision not to secure a new fairness opinion impacts (or does not impact) the Board's recommendation that shareholders vote in favor of the business combination.
The Business Combination Proposal
Background of the Business Combination, page 91

3. We note your response to previous comment 7 regarding certain information and projections provided on February 3, 2023, and March 7 and 10, 2023. Please revise the background section to include the descriptions of such information as provided in your response letter.
Certain Projected Financial Information, page 101

4. We note your statement that "[t]o arrive at the revenue numbers reflected in the
         Projections, Global Hydrogen management calculated the probability-weighted sum of revenue Global Hydrogen expects to be able to recognize from closed projects in calendar years 2023 and 2024, based on the successful close of a small fraction of the potential projects in the development pipeline." Please explain what you mean by the probability-
         weighted sum of revenue. Additionally, please disclose the number of projects that constitute the "small fraction" of the development pipeline.
Opinion of Dune's Financial Advisor
Comparable Public Company Analysis, page 109

5. We note your response to previous comment 12 and re-issue the comment in part. You state that Newbridge "used public companies that had a minimum threshold of market capitalization (i.e., market capitalization exceeding $200 million) in its public company comparable analysis." You also state that, "[a]fter a review, there were no companies that had similar business characteristics to Global Hydrogen that were below $200 million market capitalization that were excluded from the public comparable data set." Please clarify what is meant by "similar business characteristics to Global Hydrogen." Please also disclose the other criteria considered in selecting the set of comparable companies prior to your review of the outliers, including whether "similar business characteristics to Global
         Hydrogen" were considered when initially selecting comparable companies with a market capitalization exceeding $200 million.
6.       We note your response to previous comment 13 and re-issue the comment in part.
         Please explain why the valuation multiples for two comparable companies are not
 Carter Glatt
FirstName  LastNameCarter  Glatt
Dune Acquisition  Corporation
Comapany 18,
September  NameDune
               2023 Acquisition Corporation
September
Page 3     18, 2023 Page 3
FirstName LastName
         meaningful and what impact this determination had on the relevant analysis.
Discounted Cash Flow Analysis , page 111

7. We reference your response to comment number 9 and your disclosure on page 111 that the Dune Board did not consider the projections in the below table when it approved the
         Business Combination. In addition, in Note (2) you indicate estimates for revenue growth
         and FCF margins between 2025     2032 were determined by Newbridge,
with no
         guarantees that these milestones can be achieved. Please explain to us why you have included the long-term projections and estimates in the table and what consideration you gave to removing these since they were not considered by the Dune Board and since
         Global Hydrogen has minimal operations. We note your disclosure on page 164 that to date Global Hydrogen does not have any customers and has not generated any revenue. If you continue to include the long-term projections in the filing please revise to disclose more specific information surrounding material assumptions and estimates underlying the projections and estimates to provide investors with sufficient information to evaluate their reasonableness, including the primary drivers such as closed project growth, closed project size and closed project type. Disclose specific assumptions related to your planned projects (e.g. specific number of projects, size and type each year) that were used to develop these projections. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted.
8. We note your statement that "The Dune Board did not consider the projections in the below table when it approved the Business Combination." If true, please expand on this statement to note that the Dune Board did consider the Newbridge Fairness Opinion when it approved the Business Combination and that the Fairness Opinion was based, in part, on the projections included in this section and the associated DCF
Analysis.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Global Hydrogen
Business Overview, page 154

9. We note your disclosure here that "only a small fraction of the actively evaluated projects need to close successfully in order for Global Hydrogen to achieve its projections."
         Please balance this disclosure by noting, as you do elsewhere in the filing, that you have yet to successfully close on a project in your pipeline and your projections were revised to reflect the loss of an originally-forecast systems and equipment project which was expected to close in the third quarter of 2023.
Contractual Obligations
Underwriting Agreement, page 163

10.      We note your disclosure on page xx that "[u]pon the completion of the
Business
         Combination, Cantor and Needham, who acted as Dune   s underwriters in
the IPO, have
 Carter Glatt
FirstName  LastNameCarter  Glatt
Dune Acquisition  Corporation
Comapany 18,
September  NameDune
               2023 Acquisition Corporation
September
Page 4     18, 2023 Page 4
FirstName LastName
         agreed to waive their right to receive any deferred underwriting commission" and your disclosure here that on June 14, 2022 the Company and Cantor entered into an
         Amendment Letter pursuant to which "the Company agreed to grant Cantor with a right of
         first refusal to act as the Company   s capital markets advisor with
an advisory fee of
         $3,800,000." We also note that your disclosure does not indicate you have entered into an amendment letter or similar arrangement with Needham. Please disclose how the waivers from Cantor and Needham were obtained, why the waivers were agreed to, and clarify the
         Company's current relationship with Cantor and Needham. If there was no dialogue regarding the reasons for the fee waivers and you did not seek out the reasons why Cantor or Needham were waiving deferred fees, despite already completing their services, please indicate so in your proxy statement. Further, please revise your risk factor disclosure to explicitly clarify that Cantor and Needham had performed all their obligations to obtain their respective fee and therefore were gratuitously waiving the right to be compensated.
         Finally, we note that it does not appear that Cantor exercised its right of first refusal to act as capital markets advisor for this transaction with an advisory fee of $3.8 million. Please disclose any discussions with Cantor regarding their decision not to act as capital markets advisor, including any reasons provided for declining such representation.
Information Related to Global Hydrogen, page 164

11. We note your statements that "We offer customers reliable, low-carbon and clean hydrogen, pure carbon dioxide, and other gases generated from a variety of feedstocks.
         Our activities involve (i) the sourcing, identification, evaluation and vetting of offtake customers seeking to purchase industrial gases, (ii) the securing of local feedstocks, equipment, and utilities, (iii) the planning and management of projects and (iv) the structuring and financing of our projects. We offer our customers attractive pricing as we select and secure local, often waste, feedstock, and plan to deploy established industrial gas generation, storage, compression, and dispensing technologies in our projects." Given that you do not have any customers, have not generated any revenue and have not closed any projects, please revise these statements to clarify that this is your intended business model and not a description of your existing business operations.
12. We note your response to previous comment 10 and re-issue the comment. We also note your statement that "[i]n 2023 and 2024, Global Hydrogen plans to focus on the sale of systems and equipment and anticipates generating revenue from such sales." Please explain how you intend to generate revenue from the sale of systems and equipment in
         2023 and 2024, given that you do not appear to currently own or manufacture any systems or equipment, do not currently own any material intellectual property, and have only two full-time employees. If you intend to generate revenue by providing additional business services ancillary to the systems and equipment provided by third-party suppliers and vendors, please provide a description of this business model. In this regard, we note your statement on page 103 that "Global Hydrogen anticipates initially generating revenue through the sale of customer-specific hydrogen generation and carbon recovery equipment
         and solutions     such as design, engineering, installation,
commissioning, and startup
 Carter Glatt
Dune Acquisition Corporation
September 18, 2023
Page 5
      to customers," and your statement on page 164 that "[i]n making sales of systems and equipment, Global Hydrogen anticipates that potential customers will retain responsibility for applying for and receiving regulatory approvals, acquiring land for properties, and overseeing the commencement of civil works for hydrogen refueling station construction"
      (emphasis added). It is unclear from your disclosure what services you intend to provide to customers. Please make corresponding changes to your description of the Projections and Revised Projections as a clear understanding of your business model is necessary to evaluate the reasonableness of your projections and the underlying assumptions.
13. We note your response to previous comment 16 and re-issue the comment in part. In addition to explaining how you expect to generate revenue from your short-term business model of selling systems and equipment and/or providing related business services, please provide an anticipated timeframe for the execution of your long term business model of owning plants and selling hydrogen and other gases. Please describe the steps involved such as project identification, regulatory approvals, plant construction, and commencement of operations along with anticipated timeframes. Please explain when in this process you would expect to start generating revenue.
Material U.S. Federal Income Tax Considerations of the Redemptions to Holders of Dune Class
A Common Stock, page 209

14. We note your response to previous comment 21. Here or elsewhere in the proxy statement where you discuss tax matters, please include your statement from the response letter that because the holders of Dune Class A Common Stock that do not elect to have such stock
      redeemed are not parties to the transactions in the Company   s proposed
transaction
      structure, the holders of Dune Class A Common Stock that do not elect to have such stock redeemed will simply continue to hold their Dune Class A Common Stock.
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameCarter Glatt                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameDune Acquisition Corporation
                                                           Services
September 18, 2023 Page 5
cc:       Michael P. Heinz, Esq.
FirstName LastName